                        1913 Deerbrook Drive

                        Tyler, Texas 75703

                        (903) 595-8834

                        August 10, 2005

Larry M. Spirgel, Assistant Director

Joseph Kempf, Senior Staff Accountant

Adam Washecka, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Gentlemen:

This letter is being submitted by Teletouch Communications, Inc. (“Teletouch” or “the Company”) pursuant to the request made by the members of the staff at the conclusion of our June 9, 2005 telephone conversation with you. At the conclusion of that conversation you asked us to prepare a submission that discussed two questions related to the November, 2002 transaction in which the Company issued shares of its Series C Preferred Stock, and redeemable common stock warrants, in exchange for outstanding shares of its Series A and Series B Preferred Stock, warrants for the purchase of shares of Series B Preferred Stock, common stock warrants and shares of its common stock (the “Exchange Transaction”).

Those questions, and the two possible accounting treatments on each issue, are as follows:

Question 1: Should the $36.3 million difference (referred to as the “gain” in this and prior letters) between the recorded fair value of the securities issued to TLL Partners (“TLLP”) and GM Holdings (“GM”) and (ii) the carrying amount of Series A and Series B Preferred Stock, and the fair value of the common stock and common stock warrants, returned to the Company by TLLP and GM in the Exchange Transaction, be included on the face of the income statement and in the computation of net income applicable to common stockholders and the resulting earnings per share?

View A: No. Although EITF D-42 indicates that such gains should be included in the computation of net income applicable to common stockholders and earnings per share, there are facts and circumstances specific to the Exchange Transaction, including the related party/principal stockholder nature of the transaction, the lack of any substantial change in the relative positions of the stockholder groups, and the intent of the exchanging investor in entering into the transaction, that indicate that the gain should not be included in net income applicable to common stockholders but instead should be treated as a capital contribution.

Larry M. Spirgel, Joseph Kempf and Adam Washecka,	Page 2 of 8
U.S. Securities and Exchange Commission
August 10, 2005

View B: Yes. The $36.3 million gain is the type of gain addressed in the announcement in EITF D-42, and the fourth paragraph of that announcement states that an excess of the carrying amount of preferred stock over the fair value of the consideration transferred to the holders of the preferred stock would be added to net earnings to arrive at net earnings available to common stockholders.

Question 2: How should the gain be considered in determining whether and to what extent the issuance of the Series C Preferred Stock resulted in a “beneficial conversion feature” (“BCF”) that must be accounted for under EITF Issues 98-5 and 00-27?

View A: The $36.3 million gain represents capital the company originally obtained, and the investors originally invested, in the securities that subsequently were exchanged for the Series C Preferred Stock, and therefore should be included in calculating the effective per share capital the company obtained in exchange for issuing the Series C Preferred Stock securities that included an embedded right to 44 million shares of common stock.

View B: The $36.3 million gain should not be included, and the “proceeds” for the purposes of the computations required under EITF 98-5 should be limited to the amount recorded as the fair value of the Series C Preferred Stock.

In simple terms, for both Question 1 and Question 2, the accounting proposed under View A reflects our belief that the Exchange Transaction includes either unique facts and circumstances, or facts and circumstances that were not considered when the applicable literature was debated and issued, and those facts and circumstances make the accounting set forth in View A, as to both issues, a more appropriate presentation in the financial statements of the substance of the Exchange Transaction than would be achieved by the accounting under View B for both issues, which might be considered to reflect a “strict” application of the applicable accounting literature as written.

When we talked with you on June 9, we believed that the treatments set forth as View A for both Question 1 and Question 2 would result in better financial reporting in the circumstances. You and we agreed that the issues were complex, and that the preparation of an analysis such as this would be helpful to both you and us in sorting through the various considerations to arrive at what would be the “best” accounting in the circumstances.

Larry M. Spirgel, Joseph Kempf and Adam Washecka,	Page 3 of 8
U.S. Securities and Exchange Commission
August 10, 2005

We continue to believe that the accounting under View A as to both issues is more appropriate, as we continue to believe that the Exchange Transaction does include either unique facts and circumstances, or facts and circumstances that were not considered when the applicable literature was debated and issued, and thus presents arguments for applying the literature in the manners described in View A. We acknowledge, as discussed below, that there are “counter” arguments that support accounting for the transaction strictly in accordance with the literature as we have described in View B. However, we believe that these arguments are not sufficiently or overwhelmingly persuasive enough to negate the unique facts and circumstances related to the Exchange Transaction, therefore we believe the accounting described in View A would produce better financial reporting.

As a result, we continue to propose the Company remove the $36.3 million gain from the computation of net income applicable to common stockholders in Fiscal 2003 and be of the view that the “proceeds” as defined in EITF 98-5 would include the value of the securities surrendered which would result in an effective conversion price related to the Series C conversion rights of $0.77 per share which when compared to a market price of the Company’s common stock at that date of $0.33 causes us to conclude that no BCF was present nor needed any accounting consideration. The Company proposes filing an Amended Form 10-K/A for the year ended May 31, 2003 to reflect the accounting as discussed above.

The following sets forth our discussion of the arguments supporting the View A treatments to each of Question 1 and Question 2, together with the countering arguments that in our opinion make the arguments in favor of View B not sufficiently overwhelmingly persuasive enough to negate the unique facts and circumstances that cause the accounting proposed under View A to produce better financial reporting.

Question 1.

The arguments in favor of treating the $36.3 million gain as a capital contribution, and excluding it from net income applicable to common stockholders, are that:

•	the Exchange Transaction was between the Company and its principle stockholder (TLLP1), and thus (i) cannot be presumed to have been negotiated at arm’s length and (ii) has elements that make it likely that the motivation for TLLP’s entering in to the Exchange Transaction was to enhance the value of Mr. McMurrey’s other investments in Teletouch by virtue of the benefit to Teletouch’s financial position the Exchange Transaction would produce, and thus resembles the transactions discussed in Topic 5T of the Staff Accounting Bulletins.

[1]	TLL Partners is a Delaware limited liability company of which Robert M. McMurrey is the sole officer. Mr. McMurrey is the founder and the Chairman of the Board of Teletouch.

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U.S. Securities and Exchange Commission
August 10, 2005

•	The Exchange Transaction did not substantively alter the ownership positions of the affected stockholder groups[2], on a fully converted basis, and this lack of change raised a question of the level of economic substance in the transaction.

•	The recognition of the gain in the computation of EPS is contrary to both the exchanging investor, and to rational investor behavior. As discussed in our prior letters to you, at the time of the Exchange Transaction the Company was in very poor financial condition, and without the Exchange Transaction there was substantial doubt that the Company would be able to continue without filing for bankruptcy. In addition, the value of the Series C Preferred Stock not only was less than the carrying amount of the securities surrendered to the Company in the Exchange Transaction, it was also less than the fair value of those securities. It would be irrational investor behavior to surrender one set of securities in exchange for a new security having a lower fair value unless the investor was motivated by the belief that such an exchange would be the only way to maintain or potentially increase the value of the investors aggregate holdings. This was the intent of Mr. McMurrey, and accounting for the Exchange Transaction as described in View A reflects this intent.

•	Finally, as discussed in our prior letters to you, the valuation of the Series C Preferred Stock was done using a method not common to the valuation of convertible securities, in part because the Company and its valuation advisor believed that more traditional valuation methods could yield unrealistic results due to the fact that the Company had an “overhang” (e.g., a number of common shares issuable upon the conversion of convertible securities) of approximately 112 million shares compared to approximately 4 million common shares actually outstanding, which represented a level of overhang not found in comparable companies in the market. However, while the Company continues to believe that its valuation was within the acceptable range, it also recognizes the high level of imprecision in valuing a convertible security in these circumstances. The accounting described under View A, which eliminated the gain from the computation of EPS, also eliminates the effect that subjective exercise had on EPS.

The facts underlying the first argument above are laid out in our prior letters to you, and we do not believe that any arguments others than those presented in those letters exist. We are not repeating those discussions here.

[2]	For the purposes of analyzing the Exchange Transaction, there are three stockholder groups; TLLP, GM, and the other stockholders.

Larry M. Spirgel, Joseph Kempf and Adam Washecka,	Page 5 of 8
U.S. Securities and Exchange Commission
August 10, 2005

With respect to the second argument above, the following table sets forth the stock ownership positions, on both an “as issued” and “fully diluted” basis, of the stockholder groups3 before and after the transaction:

	Prior to Exchange Transaction		After Exchange Transaction
	Common shares outstanding / issuable	Percentage ownership fully diluted	Common shares outstanding / issuable	Percentage ownership fully diluted
TLLP (2)
Common shares owned	295,649		—
Common shares underlying:
Common stock warrants	2,660,840		—
Series A Preferred Stock (1)	102,011,384		—
Series B Preferred Stock	216,114		—
Warrants to buy Series B Pfd Stock (3)	1,945,038		—
Series C Preferred Stock	—		44,000,000
Redeemable common stock warrants	—		—

	107,129,025	85.1%	44,000,000	80.7%

GM Holdings:
Common shares owned	405,276		405,276
Common shares underlying:
Common stock warrants	—		—
Series A Preferred Stock (1)	13,910,643		—
Series B Preferred Stock	296,250		—
Warrants to buy Series B Pfd Stock (3)	—		—
Series C Preferred Stock	—		—
Redeemable common stock warrants	—		6,000,000

	14,612,169	11.6%	6,405,276	11.8%

Other stockholders	4,091,725	3.3%	4,091,725	7.5%

Total	125,832,919	100.0%	54,497,001	100.0%

(1) Principal and interest accrued at 5/20/05 - Series A Preferred Stock			$38,254,269
Teletouch stock price - 11/7/02			$0.33

Equivalent number of common shares to retire Series A			115,922,027

(2)	After TLLP purchases of securities from CIVC
(3)	Represents shares issuable upon conversion of Series B Preferred Stock issuable upon exercise of warrants to purchase such shares

However, as stated earlier, our analysis has also indicated that there are arguments to indicate that the language of EITF D-42 should be followed.

With respect to the related party/principle stockholder nature of the transaction, those counter arguments are:

•	Although the Exchange Transaction was with a related party, SFAS No. 57 states a general presumption that related party transactions should be accounted for in the same manner as similar transactions with third parties, subject to the disclosures required by SFAS No. 57.

[3]	See footnote 2.

Larry M. Spirgel, Joseph Kempf and Adam Washecka,	Page 6 of 8
U.S. Securities and Exchange Commission
August 10, 2005

However, we would note that this presumption existed when SAB Topic 5T was issued, and the conclusion that capital transaction accounting should be used was reached in SAB Topic 5T notwithstanding.

•	Because TLLP had acquired all of the securities it transferred to the Company in the Exchange Transaction in a preceding transaction with CIVC, a third party, with the intent of subsequently transferring those to the Company, TLLP could be viewed as a “conduit” through which the Company acquired those securities from CIVC. Taking such a view, the $800,000 TLLP paid to CIVC to acquire the CIVC securities would be viewed as having been (a) paid directly by the Company to CIVC to purchase the CIVC securities and (b) obtained by the Company in return for the issuance to TLLP of the Series C Preferred Stock. That view of the substance of the Exchange Transaction would produce the same $36.3 million gain currently reflected.

However, this view of the Exchange Transaction fails to consider two facts that we believe are important, and make viewing the Exchange transaction in this manner unwise. First, although TLLP acquired the CIVC securities with the intent of subsequently transferring them to the Company, the terms of that subsequent transfer (i.e., the Exchange Transaction) had not at that time been negotiated, and thus it is presumptuous to view the $800,000 TLLP paid to CIVC to acquire the CIVC securities as having been paid directly by the Company to CIVC to purchase the CIVC securities and obtained by the Company in return for the issuance to TLLP of the Series C Preferred Stock. Second, at the time CIVC offered the CIVC securities to TLLP for $800,000, the Company would not have been in a position to repurchase the securities itself for that price, as it did not have the funds, and Mr. McMurrey and TLLP were under no obligation to offer that opportunity to the Company or make such funds available to the Company.

•	Although the Exchange Transaction involved negotiations between the Company and TLLP, the terms also had to satisfy GM Holdings, and thus it also reflected negotiations between the Company and a third party.

In the aggregate we do not believe the arguments in favor of strictly following EITF D-42 are persuasive enough to cause us to believe that this transaction was more than a capital contribution by its principal stockholder which resulted in no real economic gain to the Company or its shareholders nor would we now believe that such a transaction would require accounting presentation though earnings.

Larry M. Spirgel, Joseph Kempf and Adam Washecka,	Page 7 of 8
U.S. Securities and Exchange Commission
August 10, 2005

Question 2.

Although Question 2 is a separate issue from that presented in Question 1, we believe that there is some interrelationship between them.

As we discussed with you both in our conversation and in our prior letters, EITF 98-5 requires that the effective conversion price be calculated based on the proceeds the issuer received, and that effective conversion price then be compared to the fair value of the common stock issuable upon conversion to determine whether or not there is a BCF.

We had argued for the approach contained in View A, based on our belief that the intent of EITF 98-5 was to determine the existence of a BCF based on a comparison of the amount of capital an issuer obtained in exchange for the common shares that would be issued upon any conversion. With respect to the Exchange Transaction, that would mean including the value of the securities surrendered in the “proceeds”, in which case there would be no BCF as shown in the table below:

		Allocation of Proceeds to:
Proceeds Received by Teletouch (securities retired by TLL and GM)	Carrying Value of Securities Retired	Series C Preferred Stock (A) (TLL Partners)	Redeemable Common Stk Warrants (A) (GM Holdings)	Total
Series A Preferred	$30,291,102
Common Stock	$97,564
Series B Preferred	$875,577
Series B Warrants	$3,324,284
Common Stock Warrants	$3,708,137

Total Proceeds Received	$38,296,664	$33,701,064	$4,595,600	$38,296,664

Common Stock Equivalents Issued		44,000,000	6,000,000	50,000,000

Effective Conversion Price of Common Stock Equiv. Issued		$0.77	$0.77	$0.77

Teleotuch Common Stock Prices:
Closing Price - 11/7/02		$0.33	$0.33	$0.33

Our view continues to be based, in part, on the view that the $36.3 million was either an economic gain that could be included in net income applicable to common stockholders, or a capital contribution that could be considered a component of proceeds from the issuance of the Series C Preferred Stock, but that it must be one of the two. We continue to believe that treating the $36.3 million gain as neither (i.e., neither a gain includable in net income applicable to common stockholders, nor proceeds for the purposes of a BCF calculation) would be inconsistent with the general concept that increases and decreases in stockholders’ equity result from either (i) earnings or loss transactions (which generally pass either through

Larry M. Spirgel, Joseph Kempf and Adam Washecka,	Page 8 of 8
U.S. Securities and Exchange Commission
August 10, 2005

retained earnings or other comprehensive income) or (ii) capital transactions4. Thus we believe that the only acceptable accounting would be to follow View A for both Question 1 and 2 or follow View B for both questions. Thus, for example, it is our belief that our proposed removal of the $36.3 million from the face of the income statement would be inconsistent with not including this gain in the “proceeds” as defined in EITF 98-5 for the determination of the existence of any BCF.

On balance therefore, we have concluded that, in light of our conclusions as to the accounting treatment related to Question 1 and these other considerations, we believe that the $36.3 million which would be treated as a capital contribution, to the extent it relates to the issuance of the Series C Preferred Stock (as computed in the table above) represents a component of the “proceeds” under EITF 98-5. In the Exchange Transaction that would be the $33.7 million allocated to the Series C Preferred Stock as shown in the table above, and as a result no BCF would be present within the Series C Preferred Stock.

*    *    *    *    *

We appreciate your continued cooperation in working with us to address these issues, and we are available to speak with you should you have additional questions or otherwise believe that such a discussion would assist your consideration of this submission. If you so desire, the undersigned can be reached at (903) 595-8808 or at kcrotty@teletouch.com.

Sincerely,

/s/ J. Kernan Crotty
J. Kernan Crotty
President, Chief Operating Officer, Chief Financial Officer and Director

cc:	T. A. “Kip” Hyde, Jr., Chief Executive Officer

Ralph V. DeMartino, Esq., Cozen O’Connor

Kevin Hubbard, BDO Seidman

John A. Heyman

[4]	See, for example, Statement of Financial Accounting Concepts No. 6, paragraphs 63 to 77.